Exhibit 99.1

ATIF Holdings Limited Announces Closing of USD$4.0 Million Registered Direct Offering

Shenzhen, China, November 6, 2020 (NEWSWIRE) -- ATIF Holdings Limited (Nasdaq: ATIF, the “Company”), a company providing business consulting and multimedia services in Asia, today announced that it has successfully closed the previously announced registered direct offering of 4,347,826 of its ordinary shares at a purchase price of USD$0.92 per share. The Company has also issued to the investors unregistered warrants to purchase up to an aggregate of 4,347,826 of its ordinary shares at an exercise price of USD $1.10 per share, subject to adjustment, in a concurrent private placement.

The gross proceeds from the offering were approximately USD$3.47 million, and will be used by the Company for working capital purposes, expanding existing businesses or acquiring or investing in businesses, debt reduction or debt refinancing, capital expenditures and other general corporate purposes.

FT Global Capital is acting as the exclusive placement agent for the offering.

The ordinary shares described above (but not the warrants or the ordinary shares underlying the warrants) were offered and sold by the Company in a registered direct offering pursuant to a “shelf” registration statement on Form F-3 (Registration No. 333- 239131), including an accompanying prospectus, previously filed with, and declared effective by, the Securities and Exchange Commission (the “SEC”) on September 21, 2020. The offering of the ordinary shares only was made by means of a prospectus supplement. A final prospectus supplement and accompanying prospectus relating to the registered direct offering was filed with the SEC and is available on the SEC's website located at http://www.sec.gov.

The warrants described above were offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Act"), and Regulation D promulgated thereunder and, along with the ordinary shares underlying the warrants, have not been registered under the Act, or applicable state securities laws. Accordingly, the warrants and the underlying ordinary shares may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Act and such applicable state securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About ATIF Holdings Limited

Headquartered in Shenzhen, China, ATIF Holdings Limited (“ATIF”) is a company providing business consulting services to small and medium-sized enterprises in Asia, including going public consulting services, international business planning and consulting services, and financial media services. ATIF has advised several enterprises in China in their plans to become publicly listed in the U.S. Through its majority-owned subsidiary, Leaping Group Co., Ltd., ATIF also provides multimedia services and is engaged in three major businesses, including multi-channel advertising, event planning and execution, film and TV program production and movie theater operations. ATIF operates the largest pre-movie advertising network in Heilongjiang Province and Liaoning Province of China and also provides advertising services in elevators and supermarkets. ATIF is often hired to plan both online and offline advertising campaigns and to produce related advertising material. In addition, ATIF invests in films and TV programs and distributes them in movie theaters or through online platforms. ATIF is also one of majority shareholders of Aero Century Corp. (NYSE American: ACY) which is an independent global aircraft operating lessor and finance company specializing in leasing regional jet and turboprop aircraft and related engines to airlines and commercial users worldwide. For more information, please visit https://ir.atifchina.com/.

Forward-Looking Statements

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not a guarantee of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions you that actual results may differ materially from the anticipated results expressed or implied by the forward-looking statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made. These forward-looking statements are made as of the date of this news release.

For more information, please contact Investor Relations at:

EverGreen Consulting Inc.

Janice Wang

+86-13811768559

+1-908-510-2351

IR@changqingconsulting.com